July 2, 2025

Christopher Jones
Chief Executive Officer
TruGolf Holdings, Inc.
60 North 1400 West
Centerville, UT 84014

       Re: TruGolf Holdings, Inc.
           Registration Statement on Form S-1
           Filed on June 20, 2025
           File No. 333-288219
Dear Christopher Jones:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed on June 20, 2025
General

1.     We note that you are seeking to register the resale of Class A Common
Stock
       "issuable upon the conversion of [y]our Series A Convertible Preferred Stock...issuable upon the exercise of Warrants to purchase Series A
Preferred Stock."
       Please provide us with a detailed analysis explaining why it is appropriate to register the resale of these shares at this time, including whether provisions of the warrants and/or preferred stock protect the selling stockholders from being truly at market risk.
       In your analysis, please consider the Commission   s guidance set forth
in
       Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.
 July 2, 2025
Page 2
2. Please revise disclosure on the prospectus cover and elsewhere to clarify whether the warrants overlying the common stock being registered have been issued and are outstanding. Identify the "Effective Date" and "Closing Date" referred to in the
       Exchange Agreements discussed on page 8. Clearly disclose, if true, that you are registering only a portion of the common stock underlying the warrants and preferred stock (as disclosure on page 58 appears to indicate). Quantify all relevant amounts of these securities--i.e., issued and outstanding, issuable (including under alternate exercise/conversion scenarios, if different), and issued/issuable in relation to the registered shares (clarifying how such underlying securities were determined and the exercise/conversion price used).
3. Please revise to provide a complete description of the terms and conditions of the primary overlying warrants. In this regard, we note that the description of securities section discusses the Representative's Warrants, but not these warrants. Clearly discuss terms of exercise, including the exercise price and adjustments thereto.
       Disclose whether voluntary adjustment pursuant to Section 2(c) of the warrant is subject to any minimum price and quantify the maximum preferred stock and common stock that could be issued upon such adjustment, together with risk factor disclosure as appropriate. Clarify disclosure on page 57 that appears to indicate preferred stock is issuable both (i) in the maximum forced share amount (as set forth in the warrants) and (b) in a number that warrant holders can exercise into without your consent; if these amounts (which should be quantified) overlap and are not mutually exclusive, please additionally advise why it is appropriate to register
       420,825,000 underlying shares.
4. Please revise your description of the Series A Preferred Stock to clearly disclose the conversion price and the number of shares of common stock issuable upon conversion, identifying any needed assumptions. Expand upon disclosure that
       "the conversion price and the floor price of the Series A Preferred Stock may be adjusted" (page 57), explaining such adjustments and quantifying the maximum common stock that could be issued upon such adjustments, together with risk factor disclosure as appropriate.
Cover Page

5. We note disclosure on page 53 that you expect to be a controlled company and may qualify for exemptions from certain corporate governance requirements. Please revise to clearly state whether you currently or intend in the future to take advantage of the controlled company exemptions under the Nasdaq rules. Include disclosure on the prospectus cover regarding your controlled company status. Additionally disclose the percentage ownership and voting control held by your founders and executive officers, Christopher Jones and Steven Johnson.
Prospectus Summary, page 5

6. We note your Form 8-K, filed on June 24, 2025, reports that you effected a 1:50 reverse stock split. Please update your disclosure to reflect this stock split and include risk factor disclosure as appropriate.
 July 2, 2025
Page 3

Risk Factors, page 12

7. Please add risk factor disclosure regarding the potential impacts and material risks related to this offering. Discuss, without limitation, the substantial dilutive effects of issuance of the common stock being offered. Additionally revise the risk factor regarding potential Nasdaq delisting on page 25 to disclose whether and how the offering will affect your ability to regain and/or maintain compliance with the listing rules. Update the disclosure as appropriate in light of the July 8, 2025 compliance deadline.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:   Cavas Pavri